January 11, 2008

Jennifer Gowetski Attorney-Advisor U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 4561 Washington, D.C. 20549

Re:	Kinetic Concepts, Inc. Definitive 14A Filed April 27, 2007 File No. 001-09913

Dear Ms. Gowetski:

We are writing on behalf of our client, Kinetic Concepts, Inc., a Texas corporation (the “Company” or “KCI”), in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company, dated December 5, 2007 (the “Comment Letter”), with respect to the executive compensation and other related disclosure in the Company’s Definitive Proxy Statement on Schedule 14A filed April 27, 2007 (the “2007 Proxy Statement”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter.  For the convenience of the Staff, we have numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.

1.
We note your responses to comments nos. 1 and 4. In particular, we note your statement on page 4 of the response letter that you will discuss the individual objectives except to the extent such disclosure would cause competitive harm. Please confirm that you will describe the elements of individual performance and/or contribution that are taken into account in determining compensation for the named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K. If you intend to omit any targets or individual objectives used to determine compensation, please specify on a supplemental basis the targets or objectives to be omitted and provide a detailed explanation of why you believe that disclosure of such information is not required because it would result in competitive harm. In addition, please confirm that you will disclose in future filings all financial targets in the summary chart provided in response to comment no. 1.

Response

As noted in our prior response letter, bonus pools established under the Company’s Annual Incentive Bonus Guidelines are based 80% on the Company’s Consolidated Financial Metric and 20% on the Company’s Corporate Scorecard Objectives, which are the primary determinants of bonus levels for the named executive officers.  To determine each named executive’s individual multiple described in the Annual Incentive Bonus Plan table, the Committee considers the overall contribution of each named executive officer to the Consolidated Financial Metric and the Corporate Scorecard Objectives, together with each executive’s accomplishment of individual goals.

In the 2008 Proxy Statement, the Company plans to describe the elements of individual performance taken into account in determining the individual attainment multiple for each named executive officer following the table summarizing the individual bonus payments previously provided to the Staff.  The Company will not omit individual goals that the Company believes are material.  In the limited number of instances where elements of a specific goal relate to competitively harmful information, the Company will describe the goal in a way that is not competitively harmful but disclose it with enough detail to provide investors with the ability to understand how individual performance and contribution were taken into account by the committee and how difficult it was to achieve these goals.

Based on aggregate compensation amounts paid to Company executive officers to date, we have provided below proposed disclosure for the individuals expected to be named executive officers in the 2008 Proxy Statement.  However, due to bonus calculations occurring during the first quarter of 2008 with respect to the 2007 fiscal year, it is possible the named executive officers could change.  The Company plans to disclose individual performance determinations, substantially as follows:

In calculating the individual attainment multiple for each named executive officer under the 2007 Annual Incentive Bonus Guidelines, the Compensation Committee considered the overall contribution of each named executive officer to the Consolidated Financial Metric and the Corporate Scorecard Objectives, together with each executive’s accomplishment of key individual goals established for the 2007 fiscal year.

Ms. Burzik's individual performance was determined by the Board of Directors in accordance with its annual CEO evaluation procedure, which included her own self-evaluation and an evaluation by each non-executive director of her overall performance and her contribution to the Company’s performance under the Consolidated Financial Metric and the Corporate Scorecard objectives, which were achieved at __% as set forth above.  As a result of this evaluation, the Compensation Committee assigned Ms. Burzik the individual multiple set forth in the above table.  [Comment further if necessary.]

Mr. Landon's individual performance was determined based on his contribution to the Company’s performance goals described above, together with his accomplishment of personal goals for 2007, including:

•	successfully managing the Company’s globalization and restructuring plan;

•	successfully completing a Company debt refinancing;

•	supporting corporate development efforts; and

•	managing financial operations to achieve the Company’s performance target for growth in earnings per share under the Consolidated Financial Metric.

The Compensation Committee determined that Mr. Landon [insert committee analysis on contribution to Company performance goals and accomplishment of personal goals] in assigning him the individual multiple set forth in the table above. [Comment further if necessary.]

Ms. Sly's individual performance was determined based on her contribution to the Company’s performance goals described above, together with her accomplishment of personal goals for 2007, including:

•
achieving a specified revenue target for the Company’s therapeutic surfaces business.  At the time the revenue measure was established, it was considered significant but achievable with rigorous personal commitment, as it represented significant growth over the 2006 fiscal year performance.

•
realizing a specified number of contract conversions for the U.S. therapeutic surfaces business.  At the time the measure was established, it was considered significant but achievable with rigorous personal commitment.

•
achieving specified revenue and operating profit targets for the Company’s international operations for the second and third fiscal quarters of 2007.  At the time the revenue and operating profit measures were established, they were considered significant but achievable with rigorous personal commitment, as they represented significant growth over the 2006 comparable period performance.

•	successfully managing the globalization and restructuring plan for the Company’s international organization; and

•	successfully achieving new product launch plans for 2007.

The Compensation Committee determined that Ms. Sly [insert committee analysis on contribution to Company performance goals and accomplishment of personal goals] in assigning her the individual multiple set forth in the table above. [Comment further if necessary.]

Mr. Seidel's individual performance was determined based on his contribution to the Company’s performance goals described above, together with his accomplishment of personal goals for 2007, including:

•	successfully managing the globalization and restructuring plan for the Company’s legal and compliance organizations;

•	supporting corporate development efforts; and

•	successfully executing the Company's intellectual property litigation and patent portfolio strategies.

The Compensation Committee determined that Mr. Seidel [insert committee analysis on contribution to Company performance goals and accomplishment of personal goals] in assigning him the individual multiple set forth in the table above. [Comment further if necessary.]

Dr. Fruchterman's individual performance was determined based on his contribution to the Company’s performance goals described above, together with his accomplishment of personal goals for 2007, including:

•	successfully restructuring the Company’s research and development organization to improve product innovation, development, commercialization and governance;

•	improving Company focus on internal product development;

•	successfully optimizing and reorganizing the Company’s medical department;

•	successfully establishing and implementing a global portfolio organization;

•	successfully improving global regulatory functions; and

•	successfully managing research and development spending to budget.

The Compensation Committee determined that Dr. Fruchterman [insert committee analysis on contribution to Company performance goals and accomplishment of personal goals] in assigning him the individual multiple set forth in the table above. [Comment further if necessary.]

The individual performance of Messrs. Carbeau and Menten was not considered by the Compensation Committee in any bonus calculation decisions due to their departure from the Company during the 2007 fiscal year.

In addition, the Company will disclose all financial targets in the summary chart provided in response to comment no. 1 to our prior letter to the Staff dated October 12, 2007.  Please note that with respect to the chart, the Company currently plans to change the column heading “Fiscal 2007 Plan” to “Fiscal 2007 Target” and apply percentage growth target metrics where applicable to more accurately represent the Company’s performance measures.

2.
We note your responses to comments nos. 1 and 6 and that you plan to provide a summary discussion of the Individual Multiple attainment percentage. We continue to believe that you should disclose in future filings the individual performance goals for each named executive officer and discuss how each named executive’s attainment percentage was determined.  As a result, we reissue that portion of the comment.

Response

The Company will disclose the individual performance goals for each named executive officer that are material and discuss how each named executive’s attainment multiple was determined in the 2008 Proxy Statement.  Please see our response to Comment 1 above.

3.
We note your response to comment no. 12 and your confirmation that each perquisite or personal benefit has been identified by type. Please revise in future filings your disclosure in footnote (7) on page 29 to remove the reference to “other personal benefits.”

Response

The Company will revise footnote (7) on page 29 of the 2007 Proxy Statement to remove the reference to the “other personal benefits” in the 2008 Proxy Statement.

If you have any questions with respect to the foregoing, please contact the undersigned at (650) 470-4590.

Very truly yours,

/s/ Gregory C. Smith

Gregory C. Smith

cc:	John Bibb
Senior Securities Counsel
Kinetic Concepts, Inc.